ATTENTION ASX COMPANY ANNOUNCEMENTS PLATFORM
                          LODGEMENT OF OPEN BRIEFING(R)


     PROGEN
INDUSTRIES LIMITED


                                                            open briefing
                                                        corporatefile.com.au



Progen Industries Limited
2806 Ipswich Road
Darra, Queensland 4076

--------------------------------------------------------------------------------

DATE OF LODGEMENT: 19-Apr-2005

          TITLE: Open Briefing(R). Progen. MD on Strategy & Update

          RECORD OF INTERVIEW:

          CORPORATEFILE.COM.AU
          Drug development company Progen Industries Limited announced in February 2005 its plan to begin a new Phase II clinical trial of PI-88 in combination with chemotherapy on patients with advanced melanoma. Could you provide a brief background of PI-88, its development progress and the benefits of this new trial?

          MD LEWIS LEE
          PI-88 targets cancer by inhibiting angiogenesis, the process by which blood vessels grow to feed the tumour, and also metastasis, the spread of the tumour to other parts of the body which can ultimately lead to the patient's death.

          PI-88 works by disrupting the interaction of an important complex sugar called heparan sulphate with the enzyme heparanase and several angiogenesis-related growth factors, including the Vascular Endothelial Growth Factor (VEGF). VEGF has recently been validated as an effective cancer target by US biotech giant Genentech through its marketed product Avastin(R). PI-88 has the potential to provide patient benefit across a wide variety of solid tumours such as lung cancer, melanoma, liver cancer and other blood-related cancers by blocking the action of these agents that promote disease processes.

          The new Phase II trial of PI-88 in combination with chemotherapy in patients with advanced melanoma is part of our expanded Phase II trial programme. This programme is currently evaluating PI-88 in a total of four cancer indications: multiple myeloma, lung cancer, liver cancer and melanoma, which I shall outline briefly.


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          Firstly,  in  August  2003  we  successfully  concluded  a pilot Phase
          II trial which focused on multiple myeloma, the most prevalent blood cancer after non-Hodgkin's lymphoma.

          Secondly, we are now conducting a Phase II trial focused on lung cancer. This trial will assess PI-88 in combination with known chemotherapy agent docetaxel (Taxotere(R), marketed by Sanofi-Aventis) as a second-line therapy (provided when first-line therapy has failed). Recruitment of patients into this trial should be completed by the end of this year.

          Thirdly, our alliance partner Medigen Biotechnology Corporation (Progen own's a 19.9% stake in this Taiwanese company) is conducting a Phase II trial in patients with primary liver cancer in a post-resection (post-surgery) setting, in other words after patients have had tumours surgically removed from their liver. This trial is designed in two stages and patient recruitment into stage 1 of this large trial is currently planned to be completed by the end of this year.

          Fourthly, we expect to begin shortly a Phase II melanoma trial that will investigate PI-88 in combination with a known chemotherapy agent DTIC (dacarbazine) as part of our melanoma programme. This new trial follows on from a Phase II monotherapy trial where PI-88 was given alone. Patient recruitment into the PI-88 single agent trial is completed and the data is currently being reviewed by the external review committee. Data will be presented at the 2005 American Society of Clinical Oncology (ASCO) conference in May this year. The clinical investigators remain encouraged by the data they've seen to date and are enthusiastic to 'kick-off' the Phase II combination trial.

          This new melanoma trial is important because it will enable us to observe how PI-88 works as a first-line therapy when given in combination with an established chemotherapy agent, whereas previously, PI-88 was used as a second-line, single-agent or salvage therapy after failure of chemotherapy. Moreover, the opportunity to see how PI-88 works as a first-line therapy will provide access to a larger pool of patients earlier in their disease, where intuitively one would hope the drug works best.

          CORPORATEFILE.COM.AU
          A key milestone you've achieved for PI-88 was the US FDA's Orphan Drug designation in May 2004. What benefits can be gained from the Orphan Drug status?

          MD LEWIS LEE
          Let me first clarify that PI-88 was given the Orphan Drug status specifically for the treatment of high risk Stage II, Stage III and Stage IV melanoma. Many cancers are defined as Stage I to IV, denoting progressive stages of the disease, with Stage IV being the most severe.

          The US Orphan Drug Act is intended to encourage companies to develop therapies to treat diseases affecting less than 200,000 individuals in the US. Additional criteria under the Orphan Drug designation include the ability of the product to


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          address  an  unmet  medical  need.  Orphan  Drug  designation  is  the initiation of the process that leads to Orphan Drug approval.

          Looking ahead, once an Orphan Drug has been approved by the US FDA and marketing authorisation has been given, the drug is accorded a certain period of market exclusivity during which time the FDA will not accept or approve other applications to market the same medicinal product for the same therapeutic indication. This has the added advantage of fending off generic competition.

          In addition to market exclusivity, the specific benefits of Orphan Drug status include up to 50 percent in US tax credits, the possibility to apply for R&D grant funding, reduced filing fees and the potential for expedited review by the FDA. An accelerated time frame for review offers the potential to market the drug sooner and that is where we see the potential advantage in this Orphan designation for PI-88.

          CORPORATEFILE.COM.AU
          What challenges and key milestones can you identify in taking PI-88 through to commercialisation?

          MD LEWIS LEE
          PI-88 has the opportunity to address a wide variety of cancer types and we still haven't investigated its full potential in terms of possible clinical indications (diseases). We're in the process of broadening our Phase II clinical trial programme with the addition of new Phase II trials. As more positive data from the programme is accumulated, by default the product's value increases.

          Phase III trials that follow Phase II could cost anywhere up to US$100 million to conduct, depending on the disease indication being pursued, and may involve up to 1,000 patients or more. Like many Australian biotech companies we're not sufficiently equipped nor should we take on this level of risk at this point in the Company's development. We are seeking to partner the product during its Phase II development to broaden and accelerate the clinical programme and reach final commercialisation of the product.

          CORPORATEFILE.COM.AU
          Could you explain the potential applications and advantages of your other lead compound, PI-166? How does PI-166 differ from PI-88?

          MD LEWIS LEE
          PI-166 is being developed specifically for primary liver cancer (hepatoma). Its target market is inoperable liver cancer, comprising of patients who cannot undergo surgical removal of tumours because their cancer is at an advanced stage. Consequently, very few treatment options are available to such patients. This group of patients is in contrast to the patient group in the ongoing Phase II PI-88 liver cancer trial, where patients are receiving PI-88 following surgery as an adjuvant therapy.

          Following the pre-clinical studies conducted with researchers, notably Professor David Morris at the University of NSW, encouraging signs of strong anti-tumour


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          activity  of  PI-166  against  an  established  hepatoma model enabled a rapid progress of PI-166 from pre-clinical to clinical trialling.

          CORPORATEFILE.COM.AU
          What is the current status of PI-166's clinical development?

          MD LEWIS LEE
          It's currently in Phase Ib clinical trial development, assessing both safety and early signs of efficacy. Recruitment has been slow because Australia is not the primary market for this tumour type.
          We've recently added two new sites to aid recruitment so we expect recruitment to pick up. We hope to see some signs of efficacy that will provide sufficient evidence to allow us to progress to a Phase II trial. It is important to realise that PI-166 demonstrates the Company's desire not to rely completely on PI-88. While we are excited about the short term prospects for PI-88 our goal is to create a sustainable company with a strong pipeline of candidates in various stages of development.

          CORPORATEFILE.COM.AU
          What progress have you made in your search for a licensing partner for PI-88? What's your strategy going forward?

          MD LEWIS LEE
          We're continuing our strategy of approaching a wide variety of companies that will be able to help us take PI-88 through to late stage development and commercialisation. In a little over 18 months, we have approached and been reviewed by over 60 companies and had more than 20 high-level confidential meetings with companies ranging from large "top 10 pharma" to small specialty biotech companies. If it were just a question of doing "a deal", we could have done one by now, but it's the Company's responsibility to shareholders to ensure a deal reflects the value inherent in the programme. As more positive data accumulates in our clinical programme, more value is undoubtedly added. Several options remain open in parallel with our partnering discussions and we're concentrating our efforts on accumulating clinical trial data to maximise value while continuing our partnering efforts.

          CORPORATEFILE.COM.AU
          What are you seeking from a potential licensing partner?

          MD LEWIS LEE
          The primary objective for partnering PI-88 is to accelerate speed to market. A partner of greater size and/or offering greater capabilities than ourselves would help us on the pathway to commercialisation and in addition help expand the PI-88 clinical programme across more cancer indications.

          It is critical we maximise overall deal terms and that the product gets to market as quickly as possible. The funds received from a partnering deal will be used to augment company activities.


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          CORPORATEFILE.COM.AU
          What do licensing partners typically look for in an anti-angiogenesis drug such as PI-88 and to what extent do you meet their requirements?

          MD LEWIS LEE
          They typically look for a number of things, but novelty and potential are major attributes. PI-88 is certainly novel. Its mechanism is quite different from all other candidates currently in clinical development. Novelty combined with the potential of the data emerging from our pre-clinical and clinical programmes make PI-88 an attractive and competitive angiogenesis drug candidate.

          Recent developments by companies such as Genentech, with their drug Avastin(R) - an approved anti-angiogenesis drug, continually demonstrate the value inherent in the angiogenesis space. Genentech have recently announced that Avastin(R) has clinical benefit when used in combination with chemotherapy in first-line metastatic breast cancer as well as non-small cell lung cancer (NSCLC) and colorectal cancer indicating that angiogenesis inhibitors' applications across multiple tumour types are being confirmed. This approach can therefore broaden access to a wider patient population across multiple diseases and substantially increase potential product sales.

          CORPORATEFILE.COM.AU
          Are there any factors constraining your ability to forge a licensing agreement at this stage?

          MD LEWIS LEE
          No. As I mentioned before, if it was just a question of out-licensing the product, this could've been done earlier but the terms would not have been attractive enough. We have reached end-stage term discussions but are determined to license this product at the appropriate time with the appropriate value attached. We don't want to give it away.

          We gave an industry standard timeline of 12-18 months to the market indicating that we hoped to have a deal done by the end of March 2005. However with data continually being accumulated through the expansion of Phase II trials the value of additional data with the timing of the deal needs to be balanced.

          Significant work has been done to build the programme to its present state and we would expect that value to be reflected in any licensing deal. Opportunities to out-license PI-88 have been available earlier while PI-88 was in pre-clinical development but again, this would not have derived much value to the company at that stage of the product's development.

          It should be noted that we're trying to develop a sustainable company for the long term and, like any company trying to achieve this, we must try and develop products as far down the value chain as we feel is reasonable and realistic to ensure that additional value is captured. It's a delicate balance of value and time. We are conscious of the needs of investors to be kept informed and will update the market when appropriate.


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          CORPORATEFILE.COM.AU
          Do you have the ability to close a deal and are your terms realistic?

          MD LEWIS LEE
          Fair question. We've got a good team and it is capable of completing a licensing agreement. As evidence, so far the right meetings with the right people have been made. Reviews have been in-depth on site at multiple reputable big pharma and biotech companies. My background is big pharma so I know how they think; suffice to say that I know the dynamics behind what is required to get a deal done. Dr Darren Schliebs, Ph.D., Sarah Meibusch and Linton Burns our CFO all have US experience in biotech deal-making, and supplementing our internal efforts, we have access to external consultants and advisors who are experienced in oncology, specifically angiogenic drug development and commercialisation.

          The terms we are seeking are realistic and directly reflect other comparable market transactions. The product was independently valued by an internationally recognised consultancy that has experience with other products in the angiogenesis space at a similar stage of development to PI-88.

          It is important to note that we are coming at this situation from a position of strength. The Company is not cash strapped and our position is only bolstered by the expansion of our clinical program.

          In relation to the timing of a deal we are unable (not unwilling) to indicate a timeframe. We are selling a complex proposition, which will by its nature require significant ongoing investment by our partner. Consequently, considerations must be made to ensure that PI-88 is licensed on the most attractive terms possible.

          CORPORATEFILE.COM.AU
          Although your primary focus is on the clinical development of products that treat cancer, you also have a pipeline of drug discovery programmes. What other drug candidates are you developing and what are their potential applications?

          MD LEWIS LEE
          The Company is developing a very solid drug discovery pipeline, as part of the Company's risk management and sustainability strategy. We have a small molecule drug discovery programme focused on the design of potentially orally available inhibitors that will interrupt the binding of heparan sulphate to several target angiogenesis-promoting growth factors, specifically Fibroblast growth factors (FGF-1 and -2) and VEGF. These small molecule inhibitors will become the next generation of cancer products for the Company. Our focus on cancer is deliberate given the breadth of opportunity within this large medical area alone, but the technology has the potential for other applications outside of cancer such as infectious diseases, inflammation and eye diseases such as age-related macular degeneration.

          The drug discovery team is funded in part by a $3.1 million Australian Federal Government Start grant and the programme is being validated by our ongoing clinical development of PI-88 in oncology.


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          Drug  discovery  efforts  have  been supplemented with an in-licensing strategy. Following the successful in-licensing of PI-166 we are currently looking at other potential opportunities for in-licensing.

          CORPORATEFILE.COM.AU
          What's your patent position?

          MD LEWIS LEE
          The core technology for Progen's drug discovery, which is being validated by the ongoing clinical development of PI-88 in oncology, emanated from a total of 15 years of research. This has provided us with a unique and ground-breaking understanding of the role of heparan sulphate in disease processes. We have a solid patent position surrounding our technology including 14 patent families, 24 granted patents and 29 applications in progress.

          CORPORATEFILE.COM.AU
          Last month, you announced the appointment of a new Scientific Advisory Board (SAB). What is its immediate focus?

          MD LEWIS LEE
          Our drug discovery group has designed several early lead compounds that are showing encouraging binding activity against some of the disease-promoting proteins of interest. The group's next objective will be to advance these leads to evaluation as formal drug candidates for pre-clinical (animal) trials, through a lead-optimisation programme. The formation of the SAB is therefore timely and will assist significantly in our efforts by providing independent guidance during this very important stage of the programme's development.

          CORPORATEFILE.COM.AU
          Revenues from your Contract Manufacturing division in the first half ended December 2004 totalled $1.099 million, up 17.8 percent over the previous corresponding period. What opportunities do you see for revenue growth in this area?

          MD LEWIS LEE
          Contract Manufacturing revenues for the full year are not anticipated to grow at the same rate we have seen in previous years because our focus is shifting from contract manufacturing for other biotech companies to the internal manufacturing of our own lead compound PI-88. Clinical supply of PI-88 has increased dramatically in tandem with the expanding clinical trial programme. Being able to supply our own drug requirements for clinical trials is a significant advantage both in terms of additional technology value creation and economics. For example to outsource PI-88 manufacturing to a CMO (Contract Manufacturing Organisation) would literally cost millions. Our own cost of manufacture is much less. At the moment this refocus of the division to PI-88 manufacture makes a lot of sense.

          From a commercialisation point of view the cost of manufacture of PI-88 at this stage is within standard pharmaceutical ranges and therefore we expect PI-88 to be commercially cost effective to produce.


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          CORPORATEFILE.COM.AU
          You've flagged the fact that your manufacturing facility complies with TGA-approved Good Manufacturing Practice (GMP). What is this facility specifically designed to manufacture? To what extent is its current manufacturing capacity sufficient to meet your strategic objectives?

          MD LEWIS LEE
          We're operating an 11,000 square foot fully integrated manufacturing facility in Brisbane containing 15 modular laboratories. Services offered by our manufacturing unit are manufacturing process scale-up, technology transfer, management training in GMP and regulatory assistance to our clients.

          Our clients are from the biotech community in Australia and international and include companies; Peplin, US based Sequella Inc., the Malaria Vaccine Initiative funded by the Bill & Melinda Gates Foundation, Qvax, Prima BioMed, Genesis Research and BresaGen. Although further opportunities exist for the contract manufacturing division, excess facility capacity is diminishing for the moment as we focus on ensuring continuous drug supply for an expanded PI-88 development programme.

          The question whether we continue to manufacture PI-88 in-house or outsource to a CMO will very much depend on partnering arrangements. If we have the opportunity to continue the manufacture of PI-88 in-house for Phase III trials and commercial supply, upgrades to the facility are likely and this possibility will need to be assessed in line with other options.

          CORPORATEFILE.COM.AU
          In the half year ended 31 December 2004, you incurred a net loss after tax of $2.484 million compared with $1.895 million in the previous first half. R&D expenditure fell by 13.3 percent to $1.737 million. What accounted for the larger net loss after tax and the smaller R&D expenditure? What's your current R&D-to-expense ratio?

          MD LEWIS LEE
          The larger net loss was contributed to by the disposal of the Life Sciences business unit in 2003. If you consider the two half year accounts on a like for like basis, the loss actually decreased by 12% in the 6 months to 31 December 2004 compared to 2003. The decrease in R&D expenditure was primarily due to the completion of our three-year collaborative programme with Griffith University and some timing issues related to reduced production of PI-88 in the six months to December 2004 and invoicing for clinical trials. The reduction in PI-88 manufacturing was a production scheduling issue, as opposed to a fall in demand.

          Our R&D-to-expense ratio is approximately 40 percent. The reason that R&D expenses have been maintained at a reasonable level is due to the positive impact of Federal Government Start Grant funding (currently covering 50 percent of our drug discovery costs), the lower cost and efficiencies of running an internal drug development unit and the funding of some of the PI-88 clinical trial programme with our biotech alliance partner Medigen, which is fully funding our largest Phase II clinical trial in post-resection primary liver cancer. This is a clear indication that


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          the  Company  is  utilising  many  opportunities  available  to  build capabilities, value and partnerships for the long-term.

          CORPORATEFILE.COM.AU
          On 31 December 2004, cash amounted to $14.375 million compared with $14.321 million on 30 June 2004. What's your monthly cash burn?

          MD LEWIS LEE
          The improved cash position was a result of $2,888,000 being raised through the exercise of the $2.50 share options. These options were issued to both shareholders and employees in late 2003 and will expire on 31 May 2005. Further capital could possibly be raised from outstanding share options between now and 31 May 2005, leaving the Company in a potentially even stronger cash position. An update on our cash position will be announced following our June 2005 year-end audit.

          The monthly cash burn stands at approximately $450,000. This burn rate is expected to fluctuate as we move forward but we remain committed to maintaining sufficient cash to fund our ongoing programmes. At present it is estimated that our cash reserves are sufficient to fund two years of anticipated operating activities, including our recently announced Phase II melanoma combination trial.

          CORPORATEFILE.COM.AU
          Thank you Lewis.

          ======================================================================

          For more information about Progen Industries Limited, view www.progen.com.au or call Sarah Meibusch on +61 7 3273 9100.
          -----------------

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          information  contained  in this Open Briefing. It is information given
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